UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number:     001-12665

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AFFILIATED COMPUTER SERVICES, INC.
2828 North Haskell Avenue
Dallas, Texas 75204

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

William L. Deckelman, Jr., Esq.
Executive Vice President, Secretary And General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75204
(214) 841-6144

REQUIRED INFORMATION

     The ACS Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Included herein is a copy of the most recent financial statements and schedules of the ACS Savings Plan prepared in accordance with the financial reporting requirements of ERISA.

ACS SAVINGS PLAN

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS’ REPORT

FOR THE YEAR ENDED DECEMBER 31, 2003

INDEPENDENT AUDITORS’ REPORT

To the Participants and Plan Committee of
ACS Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of ACS Savings Plan (Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of ACS Savings Plan as of December 31, 2002 were audited by other auditors whose report date May 12, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 14 and 15, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Chapman, Hext & Co., P.C.

Richardson, Texas
May 21, 2004

ACS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Participant directed investments	$307,843,019	$220,234,923
Contributions receivable:
Employer	386,568	5,718,457
Participants	1,299,089	722,965
Other	947	2,406,973

	1,686,604	8,848,395

Total Assets	309,529,623	229,083,318

LIABILITIES
Operating payables	141,657	145,018

Net Assets Available for Benefits	$309,387,966	$228,938,300

The accompanying notes are
an integral part of these financial statements.

ACS SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR DECEMBER 31, 2003

ADDITIONS
Contributions:
Participants	$34,746,624
Employer	12,710,444
Rollover from other plans	10,047,892

Total contributions	57,504,960

Earnings on Investments:
Net realized/unrealized appreciation on investments	43,207,121
Interest/dividends	1,220,105

Total earnings on investments	44,427,226

Total Additions	101,932,186

DEDUCTIONS
Benefits paid to participants	20,020,557
Plan expenses	131,233

Total Deductions	20,151,790

Increase in net assets before net transfers from the plan	81,780,396
Net transfers from this plan	(1,330,730)

Increase in net assets	80,449,666

Net assets available for benefits:
Beginning of period	228,938,300

End of period	$309,387,966

The accompanying notes are
an intregal part of these financial statements.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR DECEMBER 31, 2003

NOTE 1. PLAN DESCRIPTION
The following description of the ACS Savings Plan (Plan) provides only general information. Affiliated Computer Services, Inc. (Company) is the sponsor and administrator of the Plan. Fidelity Management Trust Company is the Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

General
The Plan as amended and restated was established January 1, 1989, upon conversion of an existing employee contribution savings plan.

Plan Amendments
During plan year ended December 31, 2002 the assets of Consultec, Inc. Profit Sharing and 401(k) Plan; Computer Systems Development, Inc. Plan & Trust; Concera Corporation Tax Sheltered Retirement Plan; Unclaimed Property Recovery & Reporting, Inc. 401(k) Plan; and Outsourced Administrative Systems were merged into the Plan.

The Plan was amended during the year ended December 31, 2003. A summary of the current year plan amendments follows.

The Plan assets of CyberRep 401(k) Plan (CyberRep) and Excel Alternatives, Inc. 401(k) Plan (Excel) were merged into the Plan. All eligible employees of CyberRep shall receive the benefit structure applicable to employees of ACS Business Process Solutions, Inc., and eligible employees of Excel shall receive the benefit structure applicable to employees of ACS State & Local Solutions, Inc.

Employees of ACS Health Administration, Inc. are allowed to participate in the Plan.

The Plan was amended during the plan year to comply with Section 401(a)(9) of the Internal Revenue Code relating to required minimum distributions. Additionally, the plan was amended to allow forfeitures to be used to pay for administrative expenses as well as reduce employer contributions of the Plan.

Modifications were made to the employer contributions for eligible employees of State & Local Solutions, Inc. (SLS). The modifications made to employer matching and profit sharing contributions as well as the related vesting schedules for employer contributions are reflected in the Plan description that follows.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR DECEMBER 31, 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)

Salary Deferral
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. Generally, the Plan covers all eligible employees of the Company who elect to participate except those who are leased or are nonresident aliens not receiving United States source income. The Plan also allows for rollovers from other plans.

Participating employees may contribute up to the lesser of 18% (30% for employees hired prior to April 1, 2003 of ACS Health Administration, Inc.) of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary matching contribution each pay period to the Plan based on a percentage of the participant’s compensation and company profitability as decided by the Company’s Board of Directors.

The Company made the following contributions for the associated companies during the year ended December 31, 2003:

Affiliated Computer Services, Inc./Computer Systems Development, Inc. Plan & Trust/Unclaimed Property Recovery Reporting, Inc./ACS Business Process Solutions, Inc./ACS Shared Services, Inc./Outsourced Administrative Systems/ACS Education Services, Inc. — 25% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.

ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.)/ACS Federal Healthcare, Inc. — 50% of employee contributions limited to 5% of compensation, determined on a payroll-by-payroll basis.

ACS Government Systems, Inc., formerly SCT Government Systems, Inc. — 50% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.

Roadways Division of Affiliated Computer Services, Inc. — 50% of employee contributions limited to 7% of compensation, determined on a payroll-by-payroll basis.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR DECEMBER 31, 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)

ACS State & Local Solutions, Inc. — 25% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis. In addition, employees hired, rehired, or transferred on or after January 1, 2002 are not eligible to receive the matching contribution until they have attained one year of service.

ACS State Healthcare, LLC — 100% of employee contributions for the first 2% of compensation then 25% of employee contributions for the next 4% of compensation for employees hired on or after September 1, 2002.

ACS Health Administration, Inc. – 50% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis. Employees are not eligible to receive the matching contribution until they have completed one year of service in which they work at least 1,000 hours.

Company matching contributions are made to the ACS Stock Fund. Participants may exchange out of the ACS Stock Fund at any time with no restrictions.

Profit Sharing
The Company may make a profit sharing contribution on behalf of employees of Affiliated Computer Services, Inc.; ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.); ACS Federal Healthcare, Inc., ACS Government Systems, Inc., formerly SCT Government Systems, Inc.; Roadways Division of Affiliated Computer Services Inc.; ACS State & Local Solutions, Inc. (SLS); ACS State Healthcare, LLC; and ACS Health Administration, Inc.

Employees of ACS State Healthcare, LLC are required to be 21 years of age and have completed 12 consecutive months of employment in order to be eligible for a profit sharing contribution. Employees hired on or after September 1, 2002 shall not be eligible to share in a profit sharing contribution.

Employees of ACS State & Local Solutions, Inc. hired on or after January 1, 2002 are not eligible to share in the profit sharing contribution until they have attained one year of service.

Employees of ACS Health Administration, Inc. are not eligible to share in the profit sharing contribution until they have completed one year of service.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR DECEMBER 31, 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)
Employees generally must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year in order to be eligible for a profit sharing contribution. For the year ended December 31, 2003 the Company made the following profit sharing contributions on behalf of employees:

Roadways Division of Affiliated Computer Services, Inc. (Roadways) ACS State & Local Solutions, Inc. (SLS)	3% 4%

Allocation
Each participant’s account is credited with the participant’s salary deferral and the Company’s matching contributions are allocated semimonthly to each participant’s account. Investment income or loss is allocated daily based on the ratio of each participant’s account balance at the end of each day.

Company profit sharing contributions for Roadways and SLS are funded on a semimonthly basis. The contributions are allocated among participants in the same proportion that the entitled participant’s compensation for such Plan year bears to the total compensation of all entitled participants.

Vesting
Employee contributions are 100% vested. For vesting of employer contributions, an employee is credited with a year of service for each plan year in which the employee completes at least 1,000 hours of service.

Vesting of employer contributions occurs at the following rates for employees of Affiliated Computer Services, Inc.; ACS Business Process Solutions, Inc.; ACS Shared Services, Inc.; ACS Federal Healthcare, Inc.; ACS State & Local Solutions, Inc. (for matching contributions only); Roadways Division of Affiliated Computer Services, Inc. (after January 1, 1999); ACS State Healthcare, LLC (for employees hired after September 1, 2002 for matching contributions only); Unclaimed Property Recovery & Reporting, Inc. (prior service credit recognized); Computer Systems Development, Inc. Plan & Trust; ACS Government Systems, Inc., formerly SCT Government Systems, Inc. (effective January 1, 2002); Outsourced Administration Systems (effective January 1, 2003 prior service credit recognized); ACS Education Services, Inc.; and, Concera Corporation (hired, rehired or transferred after December 30, 2002):

Years of Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR DECEMBER 31, 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)
Employees of ACS Business Process Solutions, Inc. and ACS Shared Services, Inc. are 100% vested in the portion of the matching contributions existing prior to the merger with the ACS Savings Plan during 2001. Employees of Roadways Division of Affiliated Computer Services, Inc. are 100% vested in matching contributions made prior to January 1, 1999. Concera Corporation employees are 100% vested in their matching contributions existing prior to the merger in 2002. Employees of ACS Health Administration, Inc. are 100% vested in matching and profit sharing contributions.

Vesting of profit sharing contributions for employees of ACS State Healthcare, LLC are as follows:

Years in Vesting Service	Vested Interest
Less than four years	0%
Five years	100%

In addition, a participant shall become 100% vested upon reaching his or her normal retirement age of 55 years.

Vesting of employer contributions occurs at the following rates for employees of ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.):

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	20%
Three to four years	50%
Four to five years	75%
Five or more years	100%

Vesting of employer contributions occurs at the following rates for employees of ACS State and Local Solutions, Inc. (profit sharing only):

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	25%
Three to four years	50%
Four to five years	75%
Five or more years	100%

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR DECEMBER 31, 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)
Vesting of employer contributions occurs at the following rates for employees of ACS Government Systems, Inc., formerly SCT Government Systems, Inc. (prior to January 1, 2001); Roadways Division of Affiliated Computer Services, Inc. (prior to January 1, 1999); Outsourced Administrative Systems (prior to January 1, 2003):

Years in Vesting Service	Vested Interest
Less than one year	0%
One to two years	20%
Two to three years	40%
Three to four years	60%
Four to five years	80%
Five or more years	100%

Participant Loans
Participants may borrow from their fund accounts, through a loan transaction, a minimum of $1,000 or up to a maximum of $50,000 not to exceed 50% of their account balance. The balance in the participant’s account is used to secure the loans. These loan transactions are treated as a transfer between the investment fund and the participant notes fund. The loan terms range from one to five years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The interest rate on loan transactions is a reasonable rate commensurate with current rates. As of December 31, 2003, interest rates on outstanding loan balances ranged from 5.75% to 10.50%. Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at cost, which approximates fair values. A participant may not have more than two loans outstanding at the same time.

Termination
Although it has not expressed any intent to do so, the Company’s Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan’s assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, the participants’ vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR DECEMBER 31, 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)

Forfeitures
Forfeitures are used to reduce employer matching or profit sharing contributions or plan administrative expenses. At December 31, 2003, the Plan maintained a balance of $281,843 in forfeited nonvested accounts and utilized approximately $640,000 in forfeitures to offset employer contributions.

Plan Administrative Costs
The Plan sponsor absorbs the portion of administrative costs of the Plan not paid by forfeitures.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan’s administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
Fidelity Management Trust Company (Fidelity) holds the Plan’s investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
Benefit payments are recorded when paid.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR DECEMBER 31, 2003

NOTE 3. INCOME TAX STATUS
The plan obtained its latest determination letter on May 7, 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.

NOTE 4. INVESTMENTS
The Plan maintains the following investments representing 5% or more of net assets available for benefits at December 31, 2003 and 2002:

	2003	2002
Fidelity Growth Company Fund	$37,498,736	$22,771,457
Fidelity Low-Priced Stock Fund	29,305,865	17,709,519
Fidelity Money Market Trust	68,983,696	60,754,695
Fidelity Spartan US Equity Index Fund	22,400,042	16,188,461
ACS Stock Fund	37,279,579	28,419,259
PIMCO Total Return Fund	—	11,621,545

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $43,207,121 as follows:

BrokerageLink accounts:
Mutual Funds	$11,263
Common Stock	44,941
Fidelity Mutual Funds	41,236,717
Nonemployee corporate stock	68,755
ACS Stock Fund	1,845,445

$43,207,121

NOTE 5. RELATED PARTY TRANSACTIONS
The Plan invested in units of pooled separate accounts managed by a subsidiary of Fidelity, who acted as custodian of the Plan’s assets, as defined by the Plan. These transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR DECEMBER 31, 2003

NOTE 6. PLAN MERGERS
All assets of Excel Alternatives, Inc. 401(k) Plan, previously held by Principal Financial Group, were transferred into the ACS Savings Plan and the Plan, as it previously existed, was merged in October 2003. The funds transferred totaled approximately $900,000 and were reinvested with Fidelity in similar investments. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from May 2003 through December 31, 2003.

All assets of CyberRep 401(k) Plan, previously held by ADP Retirement Services, were transferred into the ACS Savings Plan and the Plan, as it previously existed, was merged in July 2003. The funds transferred totaled approximately $900,000 and were reinvested with Fidelity in similar investments. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from July 2003 through December 31, 2003.

NOTE 7. SUBSEQUENT EVENT
In the normal course of business, the Company may consolidate additional plans or eliminate current subsidiaries into or out of the ACS Savings Plan.

NOTE 8. FORM 5500
The Form 5500 was not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.

SUPPLEMENTAL SCHEDULES

ACS SAVINGS PLAN

SCHEDULE H, LINE 4i SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2003

EIN #51-0310342 PLAN NUMBER 333

	(b) Identity of
	Issue, Borrower,	(c ) Description of Investment, including
	Lessor or Similar	maturity date, rate of interest, collateral,
(a)	Party	par, or maturity value	(d) Cost	(e) Current Value
*	Fidelity	Fidelity Money Market Trust Retirement		68,983,696
*	Fidelity	BrokerageLink		288,385
*	Fidelity	PIMCO Total Return Fund-Admin Class		15,269,452
*	Fidelity	Franklin Small Cap Growth Fund I-Class A		7,375,864
*	Fidelity	INVESCO Dynamics Fund		3,196,598
*	Fidelity	Brazos Real Estate Securities Fund		4,023,624
*	Fidelity	PIMCO High Yield Fund-Admin Class		2,585,214
*	Fidelity	Davis NY Venture Fund		9,726,352
*	Fidelity	Vanguard Global Equity Fund		4,955,115
*	Fidelity	Vanguard Balanced Fund		7,353,139
*	Fidelity	Fidelity Equity-Income Fund		8,028,280
*	Fidelity	Fidelity Growth Company Fund		37,498,736
*	Fidelity	Fidelity Low-Priced Stock Fund		29,305,865
*	Fidelity	Fidelity Diversified Int'l Fund		11,304,099
*	Fidelity	Fidelity Freedom Income Fund		987,947
*	Fidelity	Fidelity Freedom 2000 Fund		1,923,191
*	Fidelity	Fidelity Freedom 2010 Fund		5,909,741
*	Fidelity	Fidelity Freedom 2020 Fund		6,355,548
*	Fidelity	Fidelity Freedom 2030 Fund		4,351,532
*	Fidelity	Fidelity Spartan US Equity Index Fund		22,400,042
*	Fidelity	Fidelity Freedom 2040 Fund		1,523,719
*	Fidelity	ACS Stock Fund		37,279,579
*	Fidelity	Lockheed Martin Stock Fund		4,869,914
*	Fidelity	SCT Stock Fund		1,426,428
		Participant Loans at 5.75% to 10.50%		10,920,959

				$307,843,019

* Denotes a party-in-interest

ACS SAVINGS PLAN

SCHEDULE H, LINE 4j SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2003

EIN #51-0310342 PLAN NUMBER 333

							(h) Current
							Value of
(a) Identity							asset on	(i) Net
of party		(c) Purchase	(d) Selling	(e) Lease	(f) Expense	(g) Cost of	transaction	gain or
involved	(b) Description of Asset	Price	Price	rent	incurred	Asset	date	(loss)
Fidelity	Fidelity Retirement Money Market	$16,517,673	$—	$—	$—	$—	$—	$—
Fidelity	Fidelity Retirement Money Market	—	15,492,549	—	—	15,492,549	—	—

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS SAVINGS PLAN

By:	Affiliated Computer Services, Inc. Plan Administrator

By:	/s/ Lora Villarreal

Name:	Lora Villarreal
Title:	Senior Vice President and Chief People Officer; Administrative Committee Member

Date: June 28, 2004

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Name
23*	Consent of Chapman, Hext & Co., P.C.

* Filed herewith